United States securities and exchange commission logo





                             August 20, 2021

       Andrew Shape
       Chief Executive Officer and President
       Stran & Company, Inc.
       2 Heritage Drive, Suite 600
       Quincy, MA 02171

                                                        Re: Stran & Company,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 23,
2021
                                                            CIK No. 0001872525

       Dear Mr. Shape:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted July 23, 2021

       Prospectus Cover

   1. We note your disclosure on page 25 that you may seek quotation on the OTCQX Best
                                                        Market or OTCQB Venture
Market if you fail to obtain a Nasdaq listing. Please disclose this on your prospectus
cover and in your prospectus summary. Please clearly state, if true, that listing on
Nasdaq is not a condition to the offering.
   2. We note your disclosure on page 26 that your key officers and directors will own a majority of your
outstanding common stock after this offering and will therefore have the ability to control all
matters submitted for stockholder approval. Please disclose this on your prospectus cover
and in your prospectus summary, including the percentage of the voting power they will
control after this offering. In addition, to the extent you may
 Andrew Shape
Stran & Company, Inc.
August 20, 2021
Page 2
         qualify as a    controlled company    under Nasdaq rules, please
disclose this in your filing,
         including risk factor disclosure, and state whether you intend to rely on any controlled company exemptions.
COVID-19 Pandemic, page 7

3. Please revise here and elsewhere that you discuss the significant increase in your sales and net earnings in 2020 to indicate the extent to which your contract with the U.S. Census program customer was responsible for this increase. Please also indicate the extent to which your sales decline in the first quarter of 2021 is due to the loss of this customer, as your current disclosure suggests that it is due to the impact of COVID. To the extent the decrease in sales in the first quarter of 2021 was due to COVID, please explain why
         COVID did not have an impact on your 2020 sales and net earnings. Risk Factors
Our business could be materially adversely impacted by the COVID-19 pandemic, page 15

4. Please revise this risk factor to specifically discuss the impact that the COVID-19 pandemic has had on your business to date, rather than presenting such risks as hypothetical. Please quantify the impact on your revenues and any COVID-related costs incurred. In this regard, we note your disclosure that the cost of raw materials and shipping related costs increased significantly in the last twelve months as a result of the
         COVID-19 pandemic. Please make confirming revisions in the Management s Discussion and Analysis section.
There is a risk of dependence on one or a group of customers..., page 19

5. You state that unsophisticated investors or investors that are not aware of the impact of revenue from the U.S. Census customer on your 2020 results may have an expectation of much faster revenue growth. Given your obligation to disclose all material information to potential investors, please make clear throughout your registration statement that your
         2019 and 2020 results include the revenue generated from the U.S. census customer, that your engagement with this customer will not continue, and that the revenue increases in these periods do not represent your long-term growth expectations. To the extent you expect that future revenues and net sales could decrease following the loss of this customer, please state this clearly.
Use of Proceeds, page 31

6. Please disclose the interest rate and maturity date of your bank line of credit, the balance
FirstName LastNameAndrew Shape
       of which you intend to repay with the offering proceeds. Refer to Instruction 4 to Item
Comapany    NameStran
       504 of           & S-K.
               Regulation Company,
                                 PleaseInc.
                                         also provide the disclosure required
by Instruction 6 to
AugustItem   504 of
        20, 2021    Regulation
                 Page  2        S-K in regards to your planned acquisitions and
partnerships.
FirstName LastName
 Andrew Shape
FirstName LastNameAndrew    Shape
Stran & Company,  Inc.
Comapany
August 20, NameStran
           2021        & Company, Inc.
August
Page 3 20, 2021 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
37

7. We note your disclosure that you generate a majority of your revenue from program business and you believe you can convert your transactional customer base into program customers with much greater revenue potential. Please disclose how you define program revenue as compared to transactional revenue and why you believe program revenue has greater revenue potential. Please also include a breakdown of historical program and transactional revenue. We also note your disclosure that you earn revenue from the sale of promotional products and from service fees. To the extent these categories are different from transactional and program revenue, please include a historical breakdown of these revenue streams as well.
Management's Discussion and Analysis
Results of Operations
Comparison of the Year Ended December 31, 2019 and 2020, page 42

8. Please expand your discussion to provide quantified analysis of the significant drivers behind material changes and any known trends or uncertainties that you reasonably expect will have a material impact on your sales or income. For example, for the year ended
         December 31, 2020, you attribute the 24.5% increase in sales to an acquisition and organic growth without quantifying the impact. Please also discuss known trends regarding major customers. For each period discussed, please quantify the change in revenue and the impact of changes on the material drivers and discuss the underlying causes for these changes. Refer to Item 303(a)(3) of Regulation S-K and SEC Release 33-8350.
Liquidity and Capital Resources, page 43

9. We note your disclosure that you believe your current cash levels, with or without the proceeds of this offering, will be sufficient to meet your anticipated cash needs for at least the next 12 months. We also note your disclosure on page 24 that you do not know whether your line of credit will be renewed, and if it is not, you may default on your line of credit as well as your other obligations. Given your intention to repay the balance under your line of credit with the proceeds of this offering, please disclose whether your liquidity discussion assumes the renewal and availability of your line of credit.
Business, page 52

10. Please include a description of the material terms of your agreements with CarltonOne,
         Harte Hanks, and Facilisgroup and file such agreements as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K. Alternatively, please tell us why this is not required.
 Andrew Shape
FirstName LastNameAndrew    Shape
Stran & Company,  Inc.
Comapany
August 20, NameStran
           2021        & Company, Inc.
August
Page 4 20, 2021 Page 4
FirstName LastName
Management, page 73

11.      We note your disclosure on page 85 that the SEC revoked Long
Blockchain Corp   s
         registration under the Exchange Act on February 22, 2021. Given the overlap in management of Stran & Company and Long Blockchain Corp, in an appropriate place in this section, please disclose this matter and the underlying facts that resulted in such revocation.
Executive Compensation
Employment Agreements, page 78

12. We note that you have listed four Named Executive Officers but have only provided a description of the employment arrangements for three of the four. Please include a
         description of Christopher Rollin   s employment arrangements.
Certain Relationships and Related Party Transactions, page 82

13. Please include disclosure covering the last three fiscal years. Please refer to Instruction 1 to Item 404 of Regulation S-K, particularly the three-year requirement for registration statements.
Principal Shareholders, page 86

14. Given Mr. Stranberg has voting and investment power over the shares of common stock held by Theseus Capital via an irrevocable proxy, please add the shares held by Theseus to the total shares held by Mr. Stranberg. Refer to Instructions 2 and 5 to Item 403 of
         Regulation S-K.
Financial Statements, page F-1

15. We note per page 1 that you completed a forward stock split on May 24, 2021, and that references to number of shares have given effect to this split; however, we note that the number of shares presented in the financial statements have not been adjusted. Please tell us your consideration of SAB Topic 4:C in regard to the number of shares presented in your December 31, 2020 and March 31, 2021 financial statements. Inventory , page F-10

16. We note that you purchase products and branding through various third-party manufacturers and decorators and resell the finished goods to customers. We also note a finished goods inventory balance of branded products. It would appear that these products have been purchased for resale to specific customers, and therefore, these branded products can not be resold to another customer. In this regard, please tell us the nature of the products that comprise this balance, including whether the balance represents products expected to be sold to specific customers, and if not, how you determined the value of the inventory can be recovered.
 Andrew Shape
Stran & Company, Inc.
August 20, 2021
Page 5
Revenue Recognition, page F-22

17. We note per pages 1 and F-8 that in addition to selling branded products, you offer your clients additional services. We also note per page F-23 that you facilitate a reward card program and recognize transaction fees. Please tell us your consideration of presenting net sales of tangible products separately from revenues from services in accordance with
         Item 5-03(a) of Regulation S-X.
18. We note per page 61 that your top five categories of products sold are wearables, writing, drinkware, technology, and events. Please tell us how you considered these different types of categories when determining your disaggregated revenue disclosure. Refer to
         ASC 606-10-50-5 to 7 and 55-89 to 91.

Note N: Acquisition, page F-26

19. Please disclose the amortization period for the acquired customer list in accordance with
         ASC 350-30-50-1(a)(3).
Exhibits

20. We note you identified several director nominees in your Management section on page 73.
         Please file consents for each director nominee as exhibits to your registration statement.
         Refer to Rule 438 of Regulation C
General

21. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
        You may contact Nasreen Mohammed at 202-551-3773 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameAndrew Shape                                 Sincerely,
Comapany NameStran & Company, Inc.
                                                               Division of
Corporation Finance
August 20, 2021 Page 5                                         Office of Trade
& Services
FirstName LastName